EXHIBIT (c)(iv)

Announcement Entitled

QTC announces mid year review of its 2009-10 Indicative Borrowing Program

Market Announcement

QTC announces mid-year review of its 2009-10 Indicative Borrowing Program

Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and financial risk management adviser, has revised its estimated borrowing requirement for the 2009-10 financial year down by $2.741 billion to $19.799 billion, following the release of the Queensland State Budget Mid-Year Fiscal and Economic Review (www.treasury.qld.gov.au) on 4 December 2009.

The decrease in the borrowing requirement is largely a result of funds raised via the launch of the 2019 A$ benchmark bond following the release of the 2009-10 borrowing program but prior to 30 June 2009 and a lower overall State borrowing requirement in 2009-10.

The borrowing estimate comprises $11.880 billion required to refinance maturing debt (principally the May 2010 benchmark bond) and a net $7.919 billion to meet the capital works and asset procurement requirements of the Queensland public sector. (See attachment for further details.)

Capital expenditure in the State this year, including local authorities, is expected to be more than $21.4 billion, with the debt portion of $12.985 billion to be funded by QTC.

The take-up in September of the Commonwealth Government Guarantee on the State’s debt has enabled QTC to reduce its global financial crisis induced liquidity build-up. Subsequent borrowing programs will also benefit from this initiative.

In addition, expected proceeds from the sale/long-term lease of State assets have not been included in any budget numbers to date. The proceeds may be realised earlier than previously forecast and, as such, are expected to have a positive impact on QTC’s borrowing requirements over coming years.

Review of 2009-10 funding activity to December 2009

Investor demand for QTC A$ benchmark bond lines was evident over the past 6 months, with the launch of the 2019 A$ benchmark bond line (A$3.25 billion) in late June being particularly successful. Support for QTC bonds was further enhanced following the introduction of the Commonwealth Government Guarantee.

Although outstandings decreased over the period, demand for commercial paper issued by QTC remained strong as investors continued to seek high credit quality assets.

GPO BOX 1096, BRISBANE QLD AUSTRALIA 4001

TELEPHONE 07 3842 4600 • FAX 07 3221 4122

www.qtc.com.au

QTC has to date raised $6.3 billion towards its 2009-10 borrowing program with funding sourced principally through A$ benchmark bond issuance. The balance of approximately $13.5 billion is expected to be raised through the issuance of a mix of benchmark bonds, medium-term notes and commercial paper.

It is estimated that the change in outstandings for QTC’s funding facilities over the first half of financial year 2009-10 will be as follows:

Funding facility	30 June 2009 A$M	31 December 2009 A$M (estimate)		Change A$M (estimate)
Domestic benchmark bond	48,753	50,500		1,747
Global benchmark bond	6,919	4,400		-2,519
Capital indexed bond**	734	741		7
Domestic non-benchmark bond	603	603		0
Euro medium-term note (EMTN)	1,012	918		-94
US medium-term note (USMTN)	453	453		0
Commercial paper	4,714	2,000		-2,714
Total	63,188	59,615	(estimate)	-3,573	(estimate)

**	includes capital indexation

Outlook for future funding requirements

It is anticipated that future QTC borrowing programs will continue to reflect the Queensland Government’s ongoing commitment to significant investment in the development of the State’s infrastructure.

QTC’s indicative borrowing program for financial year 2010-11 is scheduled for release in June 2010.

ENDS

For further enquiries, please contact:

Richard Jackson, General Manager, Funding & Markets. Ph: +61 7 3842 4770

Mike Gibson, Director, Funding & Markets. Ph: +61 7 3842 4775

Note: This announcement does not constitute an offer of any securities for sale.

QTC Media Release attachment (14 December 2009)

QTC 2009-10 Indicative Borrowing Program

Mid Year Update

Borrowing details	2009-10 Mid-year Update A$M	2009-10 Original A$M
Refinancing of maturing debt:
A$ benchmark bonds	11,601	13,477
A$ non-benchmark bonds	58	56
Medium-term notes (MTNs)	487	487
Commercial paper[1]	4,714	4,656

Total maturing debt	16,860	18,676

Adjustments:
Prefunding of Benchmark Bond maturity	(4,380)	(7,060)
Principal repayments from QTC customers	(600)	(600)
Total refinancing	11,880	11,016

New borrowing:
Capital works and asset procurement	12,985	14,924
Funding in advance of customer borrowings	(5,066)	(3,400)
Total new borrowing	7,919	11,524

TOTAL BORROWING PROGRAM[2]	19,799	22,540

1.	Estimated commercial paper outstanding as at 30 June.
2.	Funding activity may vary depending upon actual customer requirements, the State’s fiscal position and financial market conditions.